ABN 59 056 210 774
Unit 13, 112-118 Talavera Road,
NORTH RYDE NSW 2113 Australia
Ph: + 61 2 8817 4700
Fax: + 61 2 8817 4770
www.ebetgamingsystems.com

9 October, 2008

The Directors
Octavian International Ltd.
Bury House
1-3 Bury Street
Guildford SURREY GU2 4AW
UNITED KINGDOM

Dear Sirs,

Letter dated 20 August, 2008

We are writing to you in connection with:

1.	the Deed of Agreement dated 16 January, 2008 (the “Agreement”);
2.	the Deed of Charge dated 15 August, 2007 (as amended) (the “Charge”); and
3.	the above mentioned letter (the “Letter”).

Terms and expressions defined in the Agreement and the Charge have the same meaning when used in this letter.

Under the Letter, the term of the Facility Period was extended to 30 September, 2008.

In order to facilitate the capital raising, we agree to further extend the Facility Period from 30 September, 2008 to and including 30 November, 2008 and we will reserve all our rights until such date, on the following terms :

(a)	the Secured Moneys of A$2,263,316.13 as at 30 September, 2008 are capitalised as at that date and thereafter continue to incur interest at the rate of 30% per annum;

(b)	such interest accrues from day to day, from and including 1 October, 2008 up to the actual date of payment of the whole of the Secured Moneys;

(c)	such interest is capitalised on the last day of each calendar month and added to the Secured Moneys;

(d)
accrued interest on the Secured Moneys for the periods ending 31 August (A$83,953), 30 September (A$54,465), 30 October (or a relevant part thereof) (a maximum of A$55,808) and (to the extent relevant), 15 November (a maximum of A$28,592) is paid to us on the first to occur of completion of the capital raising and close of business AEST on 15 November, 2008. Interest for the period from 16 November to 30 November, to the extent that the Secured Moneys remain unpaid, will continue to accrue (a maximum of A$26,885) and be paid on the first to occur of completion of the capital raising and close of business AEST on 30 November, 2008;

(e)
an Extension Fee of A$50,000 is added to the Secured Moneys with effect from 30 September, 2008 and is paid to us on completion of the capital raising transaction (currently expected to take place within the next few working days) and, in any event, by no later than 15 October, 2008 (no interest is payable on this fee prior to this date);

(f)
Octavian or its advisers provide to eBet by 31 October, 2008 evidence  that significant progress on the capital raising has been made since the  date of this letter (including, without limitation, copies of any public  company filings which have been made and written details of the  commitments made by investors) subject always to any confidentiality  undertakings given by Octavian;

(g)	the Secured Moneys shall be paid to us on the first to occur of completion of the capital raising and close of business AEST on 30 November, 2008;

(h)	Octavian waives its rights to the notice periods in clause 7.1 of the Principal Agreement and to a Standstill Period under clause 6.3 of the Charge;

(i)
Octavian complies with its current obligations under the Amended and Restated Maverick Licence, Sale and Distribution Agreement dated 31 July, 2008 to assist eBet to port the Extra Cash and Extra Cash Tournament products/technology across to the eBet gaming platform, provided that such assistance shall be given to eBet at a price of cost to Octavian plus 15 per cent, such fee to be paid within 45 days after production of an invoice by Octavian detailing all such costs. As soon as reasonably practicable following the execution of this letter Octavian and eBet shall work together to produce and agree a project plan (that shall include a budget (based on cost to Octavian), timelines and deliverables). Both parties shall then comply with their respective obligations in the plan and deliver in accordance with the plan (subject to relief where the delay is due to a breach by the other party of its obligations in the plan or force majeure, both of which shall be defined in the plan) In particular the plan shall include key milestones within the time line, with the plan showing the work required to be achieved by each key milestone and the budget applicable to the work to be carried out for each such key milestone. The payment structure shall be that on each key milestone date Octavian will be paid the part of the budget due on that date, however, if on that date Octavian has not completed the work due on that date it shall be required to continue to work to complete the unfinished work but shall not be paid any additional amount for carrying out that additional work. A failure to achieve one milestone will not affect (unless otherwise agreed) the requirement to achieve subsequent key milestones;

(j)
all GMI devices currently held on behalf of eBet in Octavian’s warehouse in Russia, are placed with the Russian export authorities no later than 31 October 2008, and Octavian thereafter uses all reasonable endeavours to have those GMI devices shipped to Sydney;

(k)
Octavian permits eBet to have the continued use (free of charge) of the  Liberty boxes owned by Octavian and currently being held at eBet’s  head office in North Ryde, until the conclusion of all testing to be  undertaken by eBet on the Extra Cash and Extra Cash Tournament  products; and

(l)
if Octavian decides to sell, distribute or license any of its products in the Australian market, otherwise than through a fully licensed branch or subsidiary of Octavian (in respect of which eBet raises no objection), it will, for a period of 3 years from the date of this letter, give eBet a right of first refusal once only (on terms no more onerous than would otherwise be offered to third parties), to accept appointment as Octavian’s exclusive distributor of its products in the Australian market. If eBet takes up its right of first refusal both parties shall negotiate in good faith arms length commercial terms for the deal in a timely manner (and in that respect shall respond promptly to proposals made by the other and in general act in good faith towards each other with a view to concluding a deal without undue delay). During such negotiations Octavian shall not enter into negotiations with another party in relation to the proposed transaction. These negotiations may be terminated or will be deemed terminated in the following circumstances:

(i)	where eBet states that it no longer wishes to carry out the proposed transaction with Octavian;

(ii)	where the parties agree to end their negotiations with respect to the proposed transactions; or

(iii)
where one party notifies the other that it wishes to cease the negotiations (which neither party may do where the other is willing to agree terms which are in all material respects commercially acceptable to both parties (or would be were both parties acting reasonably and in good faith towards each other in agreeing those terms).

We hereby agree to waive the Event of Default that has occurred in relation to non-payment of the Secured Moneys in accordance with the Letter, and further agree that we shall not take any steps to enforce our rights under the Charge provided that the terms of this letter are complied with. For the avoidance of doubt, this waiver shall not affect our position in relation to any further Events of Default which are not otherwise waived (including non-payment of the Secured Monies on (or before) 30 November, 2008) and the subsequent enforcement of our rights under the Charge. We further agree that to the extent that the floating charge over the Charged Property has crystallized under clause 2.4 of the Charge at any time, we release the Charged Property from any such fixed charge(s), and this letter constitutes notice in writing by us of this release as required by clause 2.5(a) of the Charge. For the avoidance of doubt, the Charged Property remains subject to the provisions of clause 2.5(b) of the Charge.

We agree that at completion of the transaction (in accordance with arrangements acceptable to us) we will release to you the executed Deed of Release in the form already agreed between us, which shall discharge and release all the assets from the Charge. Further, upon receipt of the Secured Moneys, we shall promptly terminate the existing Escrow Agreement and shall notify the Escrow Agent that the Charge has been discharged and that parts of the Deposit package not relevant to the Amended and Restated Maverick Licence, Sale and Distribution Agreement dated 31 July, 2008 must be returned to you in accordance with clause 12(c) of the Escrow Agreement. The technical and commercial escrow arrangements will be reflected in the Escrow Agent’s standard escrow agreement which, for the avoidance of doubt, will not constitute a security escrow as evidenced by the current Escrow Agreement.

For clarity, eBet will move to exercise all its rights under the Charge after 30 November, 2008 (in respect of which time is of the essence) if the Secured Moneys have not been paid in full by then. Assuming payment of the Secured Moneys as per this letter is not made until 30 November, 2008 the amount payable to us will be A$2,236,183 after allowing for payment of the amounts referred to in paragraphs (d) and (e) in accordance with those provisions.

This letter is governed by, and is to be construed in accordance with, the laws of New South Wales and is subject to the exclusive jurisdiction of the New South Wales courts and courts of appeal from them.

Please sign, date and return to us the attached copy of this letter on or before midnight 12 October, 2008 failing which we reserve all our rights.

Yours faithfully
EBET LIMITED

ANTHONY P. TOOHEY	IAN R. JAMES
CEO and Managing Director	Non-Executive Director
For and on behalf of eBet Limited	For and on behalf of eBet Limited

Accepted and agreed by Octavian International Limited

/s/ Peter Moffitt	October, 2008
Peter Moffitt
President
For and on behalf of Octavian International Limited